DYNAMIC AUTOMOTIVE, INC.

2408 Arrow Highway

La Verne, California 91750

April 11, 2007

To:

John D. Reynolds, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20002

Re:

Dynamic Automotive, Inc.

Form SB-2 Registration Statement

File No.: 333-137277

Dear Mr. Reynolds:

I am the President of Dynamic Automotive, Inc., a Nevada corporation.  I respectfully request that the Commission accelerate the effective date of our company’s Registration Statement on Form SB-2 and amendments made thereto to April 13, 2007 at 1:00 pm Eastern Standard Time, or soon thereafter as practicable.  Accordingly, I would appreciate your prompt consideration of this request and would welcome as prompt a response as is convenient.

The company hereby acknowledges that:

1.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve our company from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The company further acknowledges our full awareness of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in our Form SB-2 registration statement.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Randy Brumbaugh, corporate counsel, at (626) 335-7750.

Sincerely,

/s/ Peter Dewhurst

Peter Dewhurst

President

Dynamic Automotive, Inc.

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